Exhibit 4

Itemized list of estimated expenses incurred or borne by or for the account of the
Republic of Italy in connection with the sale of the 4.50% Notes due January 21, 2015

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee		0
Fiscal and Paying Agent fees and expenses		15,000
Listing fees		11,569
Printing Expenses		28,832

Total	US$	55,401